KinerjaPay Corp.
J1 Multatuli, No. 8A
Medan, 20151 Indonesia

July 19, 2016

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Geoff Kruczek, Senior Staff Attorney

RE: KinejaPay Corp.

File No. 333-211294
Amendment No. 1 to Registration Statement on Form S-1
Staff Comment Letter dated June 7, 2016

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated June 7, 2016, with respect to the above-referenced Form S-1 filed by KinerjaPay Corp. (the "Company") on May 11, 2016.

For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

General

Comment 1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing. Please also state your election under Section 107(b) of that Act.

Response 1. We have added disclosure titled "Implications of Being an Emerging Growth Company" on page 6 under subheading "Prospectus Summary"

Comment 2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 2. We attached hereto as part of our response letter all communications, as defined in Rule 405 under the Act.

Prospectus Cover

Comment 3. In the last sentence of the first paragraph, you disclose that all shares to be resold have already been issued. In the preceding sentence, however, you disclose that shares underlying warrants will be resold. Please reconcile.

Response 3. Wed have deleted on the prospectus cover page the reference the shares underlying warrants.

Summary of Financial Information, page 7

Comment 4. The first paragraph says the information below is derived from your "unaudited interim financial information for the years ended December 31, 2015 and 2014." However, the disclosure in your financial statements indicates that those periods were audited and were your fiscal-year end, not an interim period. Please revise.

Response 4. We have revised the disclosure to reflect that the Summary of Financial Information on page 8 is derived from the interim financial statements for the period ended March 31, 2016 and audited financial statements for the year ended December 31, 2015.

Risk Factors, page 8

Our revenues will be dependent upon acceptance . . ., page 9

Comment 5. Please tell us the purpose of the last sentence in the first paragraph of this risk factor. If your business faces a risk that customers will not use your portal, or you are already aware that customers are not using your portal, please state this fact directly without using mitigating language.

Response 5. We have deleted the last sentence in the first paragraph of this risk factor.

Selling Security Holders, page 18

Comment 6. We note your disclosure that PT Stareast Asset Management has a material relationship with you. Please clarify whether this material relationship is solely due to its ownership of more than five percent of your common stock or if other factors create a material relationship. We note the name of this entity is similar to the name of an entity listed on page 41. Please also clarify whether PT Stareast Asset Management is a broker or dealer or affiliate of a broker or dealer.

Response 6. We expanded our disclosure related to P.T. Stareast Asset Management as follows:

P.T. Stareast Asset Management's relationship with the Registrant is solely due to its relationship of being a 5% shareholder of our common stock. P.T. Stareast Asset Management is neither a broker-dealer nor affiliated with a broker-dealer.

Comment 7. Please disclose the transaction in which the selling security holders acquired the offered shares. Include the date of the transaction and the amount that the security holder paid for the offered securities, and file all agreements related to the transaction as exhibits. Please also reconcile the date of issuance listed here with the dates listed in the Form 8-K filed March 23, 2016.

Response 7. We have expanded the table to reflect the date of the respective transactions and the price paid per Unit. We have also attached to the amended registration statements as exhibit 10.8 to 10.23 the respective subscription agreements.

Description of Business, page 22

Comment 8. Please describe the development of your business over the past five years, or such shorter period as you have been in business. For example, describe when you acquired,

developed or secured the intellectual property you say you hold. Also describe when you commenced operations for each of the services you provide.

Response 8. We have expanded and revised our disclosure under retitled subheadings "Corporate Development Since Inception" and "Recent Developments As Kinerja Pay Corp" in response to this comment.

Our Electronic Payment Service, page 23

Comment 9. We note use of the terms "secure" and "reliable" as used to describe your electronic payment service. To the extent that ensuring the security and reliability of your service requires spending by you, please ensure you describe the nature and extent of those expenses. Please also revise to clarify how you ensure the safety and reliability of your services.

Response 9. We have added disclosure in the third paragraph under subheading "Our Electronic Payment Service" as follows:

As a result of our implementation, consistent with good security practices, of firewall, DDOS management and intrusion detection system (IDS/IPS) and our GeoTrust Certificate in which all transactions are protected by 256-bit encryption SSL connectivity, together with 2FA (two factor authentication) by using soft token to increase security in any payment transaction, we believe that we can ensure the safety and reliability of our services. To date, we have incurred expenses of approximately $33,000 in implementing requisite security features and expect that we will have to expend an additional $67,000 during the next 12 months to implement and maintain our security features.

Comment 10. We note your disclosure on page 12 that your transaction fees vary by payment method. Please disclose here the transaction fees that you pay by payment method. Your disclosure should also address how your business is affected by use of each payment type that you disclose.

Response 10. We have added a second paragraph under subheading "Our Electronic Payment Service" as follows:

We pay transaction fees as follows: (i) 3.9% + $0.30 when senders fund payment transactions using PayPal; (ii) no fees when customers fund payment transactions by electronic transfer of funds from a bank accounts; and (iii) fees of $0.25 to $0.50 per transaction if customers fund payment transactions by using a third party payment gateway. To date, 5%, 95% and 0%, respectively, of our fees are represented by transactions (i), (ii) and (iii), respectively. Our ability to successfully implement our business plan is dependent upon a preponderance of transactions being conducted by electronic transfer of funds from bank accounts.

Comment 11. Please revise to disclose clearly how you intend to generate revenues from your electronic payment service and virtual marketplace. For example, we note your disclosure in the fourth paragraph of this section regarding the number and value of transactions conducted on your portal and disclosure on page 24 regarding the number of customers. Given these numbers, it is unclear why you have no revenues to date. Please revise to clarify. Your revised disclosure should indicate to investors the importance of the transaction and customer data you disclose as relates to your business and ability to generate revenues.

Response 11. We have added disclosure in response to this comment in the second paragraph under subheading "Our E-Commerce Portal KinerjaPay" as follows:

From December 1, 2015, the date we acquired the exclusive license, until April 11, 2016, the date that our Indonesian subsidiary was formed and we opened a bank account to conduct our operations in Indonesia, we were engaged in capital raising activities to fund our e-commerce business operations and generated no revenues. Specifically, since we commenced actual business operations as opposed to capital raising activities. We expect to generate revenues from sales of our Portal services during the second quarter of 2016.

Patents, Trademarks, Intellectual Property, Licenses, page 24

Comment 12. We note the "license to use and commercially exploit certain proprietary technologies and intellectual property" and the domain name. Please revise to clarify the nature of the "proprietary technologies" and "intellectual property" you have licensed and the duration and source of protection.

Response 12. We have revised and expanded our disclosure as follows:

Pursuant to the License Agreement, we have been granted the license on an exclusive, world-wide basis to commercially exploit the KinerjaPay IP and its e-commerce payment portal website, www.KinerjaPay.com, which contains application codes, infrastructure architecture, infrastructure design and processes/sub-processes. Specifically, our proprietary technologies and intellectual property includes: integrated proprietary payment solutions, built-in marketplace and gamification concepts and modules. The License is in perpetuity but may be terminated by either the Company or PT Kinerja Indonesia if there is a material breach of any representation, warranty, covenant or agreement and the other party is not in material breach.

Market for Common Equity and Related Stockholder Matters, page 27

Market Information, page 27

Comment 13. Please reconcile the information regarding your transfer agent that you disclose here with the information you disclose on pages 20 and 26.

Response 13. We have reconciled the information regarding our transfer agent under subheading "Market Information".

Index to Financial Statements

Comment 14. Please amend this filing to include updated financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Response 14. We have included our unaudited interim financial statements for the period ended March 31, 2016.

Comment 15. We note that a one-for-thirty (1:30) basis reverse split of your common shares became effective as of March 10, 2016. Please give retroactive effect to this split in your amendment to this filing.

Response 15. We have adjusted our disclosure to give retroactive effect to the one-for-thirty (1:30) reverse split of our common stock.

Notes to Financial Statements

Note 1. The Company and Significant Accounting Policies

Comment 16. We note disclosures on page 24 that "Our Kinerja.com platform was launched in February 2015 but has already achieve significant market acceptance evidenced by more than 13,000 users/customers and more than 78,000 e-commerce transactions in 2015." Please revise this note to disclose the nature and significant terms of your planned revenue transactions as well as your accounting policy for each transaction disclosed. Please provide us with specific references to the authoritative US GAAP you considered when determining the propriety of the revenue recognition policies disclosed in your amendment to this filing.

Response 16. We deleted references to revenues during 2015 throughout the document.

Comment 17. In a related matter, we see you have not recorded any revenue during fiscal 2015. Given that fact, please tell us why disclosures on page 24 and elsewhere in the filing indicate you have more than 13,000 users/customers since the launch of your platform in February 2015.

Response 17. We deleted references to revenues during 2015 throughout the document.

Note 4. Notes Payable

Comment 18. We note your disclosure of the reduction in conversion price on all outstanding notes effective September 30, 2015. We also note that the modification resulted in de-recognition of the old notes and recognition of the new notes and the aggregate fair value of the modified conversion terms of $199,305 was recognized as a loss on debt extinguishment in 2015. Please describe for us how you determined the amount recorded as loss on extinguishment of debt in 2015 based on your consideration of the guidance at ASC 470 or other authoritative US GAAP. In your response, please show us how the loss was computed. Since there are no outstanding convertible notes as of December 31, 2015, please consider expanding your disclosure in this note to include additional details regarding the referenced 2015 note transactions, including quantitative details as to how the debt extinguishment loss was calculated.

Response 18. In response to this comment we have attached a memo provided to us by our auditor.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 39

Plan of Operations, page 39

Comment 19. Please clarify what you mean by the last sentence on this page. If you expect to require this amount to carry out your operations, please state so clearly. Please also describe your business plan for the next 12 months, explaining how the amount of capital you reference will be sufficient to fund your operations and fully implement that plan.

Response 19. We have added under subheading "Capital Expenditure Plan During the Next Twelve Months" in MD&A, as follows:"To date, we raised $905,000 in equity capital and we may be expected to require up to an additional $1.6 million　in capital during the next 12 months to fully implement our business plan and fund our operations. Our plan is to utilize the equity capital that we raise, together with anticipated cash flow from operations, to fund a very significant investment in sales and marketing, concentration principally on online advertising and incentivizing existing customers for the introduction of new customers, among other strategies. However, there can be no assurance that: (i) we will continue to be successful in raising equity capital in sufficient amounts and/or at terms and conditions satisfactory to the Company; or (ii) we will generate sufficient revenues from operations, to fulfill our plan of operations. Our revenues are expected to come from the sale of our portal services. As a result, we will continue to incur operating losses unless and until we are able to generate sufficient cash flow to meet our operating expenses and fund our planned sales and market efforts. There can be no assurance that the market will adopt our portal or that we will generate sufficient cash flow to fund our enhanced sales and marketing plan. In the event that we are not able to successfully: (i) raise equity capital and/or debt financing; or (ii) market and significantly increase the number of portal users and revenues from such users, our financial condition and results of operations will be materially and adversely affected and we will either have to delay or curtail our plan for funding our sales and marketing efforts."

Directors, Executive Officers, Promoters and Control Persons, page 41

Comment 20. Given the other, ongoing business interests of Mr. Ng referenced in your disclosure, please revise to clarify the amount of time he intends to devote to your affairs. Please provide similar disclosure for the other individuals described in this section.

Response 20. We have expended our disclosure to include the professional time our officers and directors each intend to the affair of our business.

Comment 21. Please tell us why this section does not provide the information required by Item 401 of Regulation S-K with respect to the individual referenced in the Form 8-K filed on April 13, 2015.

Response 21. We have added disclosure as required pursuant to 401 of Reg S-K related to Mr. Rahardjo who is the CEO of our wholly-owned subsidiary P.T Kinerja Pay Indonesia.

Comment 22. Please briefly describe Mr. Pranata’s business experience for the full five-year period that Regulation S-K Item 401(e) requires, including 2011 through 2014. Ensure that you include the name and principal business of any corporation or other organization in which the individual’s principal employment or occupation was carried on. Your revised disclosure should present sufficient information to allow investors to evaluate the business experience of your executive officer.

Response 22. We have revised Mr. Pranata’s summary of business experience to include the time between 2011 and the end of 2014.

Comment 23. The penultimate paragraph on this page refers to a five-year period. Please refer to Item 401(f) of Regulation S-K and revise accordingly.

Response 23. We have revised this paragraph to refer to the ten-year period.

Security Ownership . . ., page 44

Comment 24. Note 1 to the table discloses that Mr. Ng has sole voting and dispositive powers regarding 1,333,333 shares held by PT Kinerja Indonesia. The Form 8-K you filed on March 23, 2016 discloses that those shares vest only after 18 months. Also, on page 42, you disclose that none of your affiliates hold unvested stock. Please clarify the terms of the 1,333,333 shares held by PT Kinerja Indonesia.

Response 24. We have revised the disclosure in Note 1 to the table to reflect that: (i) the 1,333,333 shares owned by PT Kinerja Indonesia were issued in connection with a services agreement dated will not vest until August 19, 2017, 18 months from the February 19, 2016 date of the agreement; and (ii) Mr. Ng, our CEO and Chairman, owns 1,666,667 shares that are fully-vested.

The disclosure that "None of our directors or executive officers holds stock that has not vested or equity incentive plan awards" is correct. We have added to that disclosure that PT Kinerja Indonesia, an affiliate, owns 1,333,333 shares do not vest until August 19, 2017.

Transactions with Related Persons . . ., page 45

Comment 25. Please disclose the information required by Item 404 of Regulation S-K with respect to the agreement included as Exhibit 10.7 and the shares issued for the services provided under that agreement. Include in your revisions the nature and extent of Mr. Ng’s affiliation with the counter party to this agreement, payment terms and duration of services provided and to be provided. Please also note your obligations under Item 402 of Regulation S-K.

Response 25. We have added a second and third paragraph under subheading "Transactions with Related Person" in response to this comment.

Item 15. Recent Sales of Unregistered Securities, page 48

Comment 26. Please tell us why you do not include disclosure here and on page 27 reflecting the transaction you describe in your Form 8-K filed March 23, 2016 and revise as appropriate. Please also reconcile the number of shares of common stock issued to Dana Beresovski, as disclosed here, with the number disclosed in the Form 8-K filed November 17, 2015.

Response 26. We have revised and reconciled disclosure with respect to recent sales of unregistered securities here and under subheading "Market for Common Equity and Related Stockholder Matters". We have adjusted the shares to reflect the one-for-thirty reverse split. We combined the two shares issuance adjusted for the reverse split to Dana Beresovski of 20,859 shares and 119,856 on November 17, 2015 to one line item of 140,717 shares.

Item 16. Exhibits and Financial Statement Schedules, page 49

Comment 27. You disclose that several exhibits are "filed herewith," but those exhibits were not included with this filing. Please revise and file those exhibits. You also disclose that exhibits listed here are "attached to" or "filed with" other filings you have made. If you are attempting to incorporate by reference those exhibits, please revise to do so clearly and indicate the specific date and filing from which you are incorporating by reference. Otherwise, please file those exhibits with your next amendment.

Response 27. We have revised and updated the table of exhibits. Exhibits not filed with and attached to our amended registration statements were indicated to be incorporated by reference.

Comment 28. Please file a complete version of your articles of incorporation and bylaws, as amended, including the recent changes to those documents, such as your name change and reverse stock split, and the exhibit required by Regulation S-K Item 601(b)(21). Please also clarify the purpose of including as an exhibit a form of common stock certificate from more than four years ago, given the changes that were made to your corporate name and your governing documents since February 2012.

Response 28. We have attached a complete version of our articles of incorporation and bylaws, as amended. We have included exhibit 21 as required by Regulation S-K Item 601(b)(21). We have deleted exhibit as an exhibit a form of common stock specimen. We have attached a list of our subsidiaries on exhibit 21.

Item 17. Undertakings, page 50

Comment 29. Please provide the undertakings required by Regulation S-K Item 512(a)(6).

Response 29. We have revised disclosure under Undertakings as required by Regulation S-K Item 512(a)(6) and added the following:

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Section 230.424 of this chapter);
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Edwin Witarsa Ng

Edwin Witarsa Ng, CEO